APPENDIX C:
FINANCIAL STATEMENTS

5 Mile Brewing Company LLC

Consolidated Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Paul Hoskin
5 Mile Brewing Company LLC
Royal Oak, MI

We have reviewed the accompanying consolidated financial statements (financial statements) of 5 Mile Brewing Company LLC (the company), which comprise the consolidated statements of balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the

AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of 5 Mile Brewing Company LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
November 22, 2022

5 Mile Brewing Company LLC
Consolidated Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note	2021	2020
Assets			
Cash and cash equivalents		$ 172,783	$ 104,596
Inventories	3	101,940	85,965
Other current assets		1,634	4,380
Total Current Assets		276,357	194,941
Property, plant, and equipment	4	1,636,982	815,831
Goodwill	6	154,667	125,000
Non-compete intangible, net	6	108,333	116,667
Security deposits		19,984	9,984
Total Noncurrent Assets		1,919,966	1,067,482
Total Assets		2,196,323	1,262,423
Liabilities & Members' Equity			
Liabilities			
Accounts payable and accrued expenses	7	275,194	239,801
Related party debt	11	1,119,329	247,286
Current portion of long-term debt	8	148,651	143,011
Short-term debt	8	197,910	92,365
Customer deposits		-	10,160
Total Current Liabilities		1,741,084	732,623
Debt, noncurrent	8	1,139,321	901,427
Deferred rent	5	22,884	21,659
Total Noncurrent Liabilities		1,162,205	923,086
Total Liabilities		2,903,289	1,655,709
Members' equity	9	100,000	100,000
Accumulated Deficit		(905,180)	(520,843)
Total Equity Attributable to Parent		(805,180)	(420,843)
Noncontrolling interests		98,214	27,557
Total Members' Equity		(706,966)	(393,286)
Total Liabilities & Members' Equity		$ 2,196,323	$ 1,262,423

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

5 Mile Brewing Company LLC
Consolidated Statement of Income (Unaudited)
For the years ended December 31, 2021 and 2020

	Note	2021	2020
Revenues	10	$ 3,480,774	$ 2,458,610
Cost of goods sold	1.n	1,164,349	954,532
Gross Profit (Loss)		2,316,425	1,504,078
Operating Expenses			
Salaries, benefits, and payroll taxes		1,791,436	1,110,281
Rent	5	303,958	172,554
Repairs and maintenance	1.o	119,355	100,074
Utilities		110,376	57,814
Advertising and promotion	1.q	88,814	20,535
Other operating (income) expense		77,292	91,824
Legal and other professional fees and services		48,354	34,662
Communications and information technology		45,618	19,406
Taxes other than income taxes		43,681	31,003
Meals and entertainment		26,038	6,017
Insurance expense		21,232	22,824
Office supplies		13,803	15,375
Charitable contributions and donations		12,098	9,134
Memberships and licenses		8,923	1,973
Automobile		4,803	2,853
Travel		2,246	407
Depreciation and amortization	4	358,699	213,478
Total Operating Expenses		3,076,726	1,910,214
Operating Income (Loss)		(760,301)	(406,136)
Other Income			
Grant income	12	30,000	35,000
Interest expense	8	(19,067)	(37,571)
Gain on debt extinguishment	10	435,688	148,700
Other income		-	16,790
Total Other Income		446,621	162,919
Net Income (Loss)		$ (313,680)	$ (243,217)
Net Income (Loss) attributable to non-controlling interest:		$ 98,214	(12,422)
Net Income (Loss) attributable to controlling interest:		$(411,894)	(230,795)

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5 Mile Brewing Company LLC
Consolidated Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance at January 1, 2020	$ 100,000	$ (250,069)	$ (150,069)
Net income (loss)	-	(243,217)	(243,217)
Balance at December 31, 2020	100,000	(493,286)	(393,286)
Net income (loss)	-	(313,680)	(313,680)
Balance at December 31, 2021	$ 100,000	$ (806,966)	$ (706,966)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

5 Mile Brewing Company LLC
Consolidated Statement of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

		2021		2020
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(313,680)	$	(243,217)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
(Gain) loss on debt extinguishment		(435,688)		(148,700)
Depreciation and amortization		358,699		213,478
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		(76,989)		64,778
(Increase) decrease in operating assets, net of effects of businesses acquired				
Inventories		(15,975)		(11,626)
Other assets		2,746		14,971
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		35,393		182,960
Other liabilities		(10,160)		3,480
Net Cash Provided by (Used in) Operating Activities		(378,665)		11,346
Cash Flows from Investing Activities				
Purchase of property, plant, and equipment		(1,150,214)		(726,014)
Payments to acquire a business, net of cash acquired		(69,211)		(250,000)
Net Cash Provided by (Used in) Investing Activities		(1,219,425)		(976,014)
Cash Flows from Financing Activities				
Net proceeds from (repayments of) short-term borrowings		105,545		236,131
Proceeds from issuance of debt		989,872		654,744
Repayment of debt		(301,184)		(143,011)
Proceeds from issuance of related party debt		872,044		255,932
Net Cash Provided by (Used in) Financing Activities		1,666,277		1,003,796
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		68,187		39,128
Cash, cash equivalents, and restricted cash at beginning of year		104,596		65,468
Cash, Cash Equivalents, and Restricted Cash at End of Year		172,783		104,596
Cash Paid During the Year for				
Interest	$	19,067	$	37,571

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

5 Mile Brewing Company LLC (the Company) is is a hospitality group doing business as "Eastern Market Brewing Company" whose primary focus is to manufacture and sell craft beer. The Company operates three craft breweries in Southeast Michigan, each with production and customer-facing components, and a brick-and-mortar donut shop where they also roast coffee. Direct-to-consumer sales of craft beer at their locations make up the majority of their revenue. The Company also self-distributes (sells and delivers) its products (beer, donuts, and coffee) to retailers across Michigan and this extension of their business continues to grow proportionately.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Principles of consolidation

The financial statements include the accounts of the Company and its subsidiaries. The non-controlling interest arises from the consolidation of the subsidiary Ferndale Project LLC, which is owned 60% by the Company.

d. Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Cash and cash equivalents

Cash and cash equivalents includes deposits held at financial institutions in business checking and savings

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

accounts.

f. Concentrations of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers, and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. Reserves for slow-moving and obsolete inventory on December 31, 2021, and December 31, 2021, were $0 as it is a rare occurrence and tracked on a daily basis.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the

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straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Buildings and improvements	27.5 years
Machinery, equipment, furniture and fixtures	7 years
Vehicles	5 years

j. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The Company considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and finite-lived intangible assets and right of use assets held under operating leases, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in income.

At December 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

l. Goodwill

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

Goodwill is recorded at cost and is not amortized. Goodwill is reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may be impaired. If goodwill is considered to be impaired, the impairment to be recognized is measured as the amount that the carrying amount of the goodwill exceeds the fair value. As of December 31, 2021, no impairment in goodwill has occurred.

m. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

All the Company's revenue is recognized immediately as payment is received at the time of the transaction. Its primary revenue stream, direct-to-consumer sales at its own locations, the customer pays for goods at the point of sale. Their secondary revenue stream is self-distribution and the Michigan liquor code dictates that payment must be received at the time of delivery.

n. Cost of goods sold

The cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, and inbound freight charges.

o. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. Comprehensive income

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

The Company does not have any comprehensive income items other than net income.

q. Advertising costs

The company follows the policy of charging the costs of advertising to expense as incurred.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Beyond the leases described in footnote 5, the Company does not have any long-term contracts or commitments.

3. Inventories

Inventories consists of the following:

	2021	2020
Raw materials inventory	$ 25,448	$ 17,555
Finished goods inventory	37,956	54,245
Packaging materials and merchandise	38,536	14,165
Total	$ 101,940	$ 85,965

4. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

	2021	2020
Machinery and equipment	$ 1,798,038	$ 785,274
Buildings and improvements	198,050	150,130
Leasehold improvements	86,215	84,215
Vehicles	168,702	86,372
Furniture and fixtures	159,216	154,016
Total Cost	2,410,221	1,260,007
Total Accumulated Depreciation	(773,239)	(444,176)
Property, plant, and equipment, net	$ 1,636,982	$ 815,831

Depreciation expense related to property and equipment was $350,366 and $205,145 for the years ending December 31, 2021 and 2020, respectively.

5. Leases

The Company leased approximately 6,000 square feet of brewery space located in Detroit, Michigan beginning on June 30, 2016. The lease is for a term of 13 years ending 30 June 2029. Annual payments for base rent under the lease are as follows:

2022	$ 77,273
2023	77,273
2024	77,273
2025	77,273
2026	77,273
Subsequent	193,182
Total	$ 579,547

The Company leased 9,984 square feet of brewery, winery, beanery, and restaurant space located in Ferndale, Michigan beginning on October 11, 2019. The lease is for a term of 10 years ending October 31, 2029. Under the lease, the base rent shall increase based the greater of 2% annually or the net percentage increase in the Consumer Price Index, not to exceed a 3% increase annually. Annual payments for base rent under the lease are as follows (assuming a 2% increase):

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

2022	$	125,868
2023		128,385
2024		130,953
2025		133,572
2026		136,244
Subsequent		398,839
Total	$	1,053,861

The Company leased 36,482 square feet of a micro-brewery, brewery, wine-making operations, and tasting room with food service space located in Royal Oak, Michigan beginning on June 15, 2021. The lease is for a term of five years ending June 30, 2026. Annual payments for base rent under the lease are as follows:

2022	$	157,411
2023		161,312
2024		166,151
2025		171,136
2026		86,833
Total	$	742,843

6. Business acquisitions, goodwill and intangibles

In 2019, the Company acquired the assets of Axle Brewing Company in Detroit, Michigan for $750,000, including machinery and equipment required for the production of beer, furniture and fixtures, and other equipment and business supplies needed to operate a brewery. The acquisition has been accounted for under the purchase method of accounting in accordance with ASC 805. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date.

The purchase price was allocated to the following assets:

	$
Equipment	500,000
Non-compete intangible asset	125,000
Goodwill	125,000

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5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

In 2021, the Company acquired the assets of ASHE Supply Company in Detroit, Michigan for $69,211.24 which included a coffee roaster, two espresso machines, furniture and fixtures, and other equipment and business supplies related to the production and sale of coffee. The acquisition has been accounted for under the purchase method of accounting in accordance with ASC 805. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date.

The purchase price was allocated to the following assets:

	$
Accounts receivable	1,634
Inventory	1,500
Equipment	66,078

An additional $29,667 attributed to the asset acquisition was assigned to goodwill.

The Company's goodwill and intangible assets consisted of the following as of December 31, 2020:

	Weighted Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Impairment 2021	Net Carrying Amount
		$	$		$
Non-compete agreements	14	$ 125,000	$ (8,333)	$ -	$ 116,667
Goodwill	N/A	125,000	-	-	125,000
Total intangibles, net	N/A	$ 250,000	$ (8,333)	$ -	$ 241,667

Amortization expense was $8,333 for the year ended December 31, 2020.

The Company's goodwill and intangible assets consisted of the following as of December 31, 2021:

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

	Weighted Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Impairment 2021	Net Carrying Amount
		$	$		$
Non-compete agreements	13	$ 125,000	$ (16,666)	$ -	$ 108,333
Goodwill	N/A	154,667	-	-	154,667
Total intangibles, net	N/A	$ 250,000	$ (16,666)	$ -	$ 263,000

Amortization expense was $8,333 for the year ended December 31, 2021.

7. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2021		2020
Trade accounts payable	$ 64,385	$	-
Credit card liabilities	200,001		203,977
Tips payable	-		4,613
Sales and excise tax payable	10,808		31,211
Total	$ 275,194	$	239,801

8. Debt

a. Short-term debt

The Company has periodically taken short-term loans from Square, Inc. to support ongoing operations. These are 13% fixed fee loans with payback as a 17.5% percentage of daily sales from our Eastern Market taproom and 9.25% of daily sales from the Ferndale Project taproom.

The balances on these loans were $197,910 and $92,365 as of December 31, 2021 and 2020, respectively.

b. Long-term debt

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Long-term debt consists of the following:

	2021	2020
Equipment Loan payable, interest at 5% per annum, repayable in monthly payments of $5,303.28 including interest, due January 1, 2029, secured by the assets located at 567 Livernois, Ferndale, MI 48220	$ 405,497	$ 463,833
Equipment Loan payable, Fixed fee, repayable in monthly payments of $238.40, due May 12, 2026, secured by the equipment being financed (forklift)	12,635	-
Loan payable, interest at 5.25% per annum, repayable in monthly payments of $879.75 including interest, due April 29, 2029, unsecured	40,372	16,025
Loan payable, interest at 5.25% per annum, repayable in monthly payments of $1,520.83 including interest, due April 29, 2029, secured by real property of Dayne Bartscht and Paul Hoskin (Company Members)	-	239,695
Loan payable, interest at 0% per annum, repayable in monthly payments of $2,500.00, due January 1, 2025, unsecured	122,500	150,000
Loan payable, interest at 1% per annum, repayable in monthly payments of $2,514.00 including interest, due May 2, 2021, secured by all business assets	-	24,985
Loan payable, interest at 3.75% per annum, repayable in monthly payments of $2,518.00 including interest, due May 26, 2050, secured by all business assets	499,169	149,900
Revenue share agreement ranging from a minimum rate of 0.3% and a maximum rate of 1.5%, matures January 1, 2026, unsecured	207,799	-
Total debt	1,287,972	1,044,438
Less: Current portion	(148,651)	(143,011)
Long-term portion of debt	$ 1,139,321	$ 901,427

Principal repayments on long-term debt over the next five years are as follows:

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

2022	$ 148,651
2023	173,831
2024	173,831
2025	176,331
2026	155,278
Subsequent	460,050
Total	**$ 1,287,972**

9. Members' equity

The Company has 1,000 authorized voting member units. There were 1,000 units issued and outstanding as of December 31, 2021 and 2020.

10. Revenue

Revenues consist of the following:

	2021	2020
Food and beverage sales	$ 2,911,925	$ 2,286,092
Distribution revenue	551,201	145,123
Other revenue	17,648	27,395
Total revenue	$ 3,480,774	$ 2,458,610

Other revenue consists primarily of merchandise sales and event proceeds.

11. Related party transactions

In 2020 and 2021, members made loans to the Company. The Company's related party debt consisted of $1,119,329 as of December 31, 2021, and $247,285 as of December 31, 2020. As these loans came with terms under one year they have been classified as current debt on the balance sheet.

Restaurant City is a vendor under the ownership of one of the Company's members and is the only other related party that the Company transacts with, purchasing restaurant supply equipment as needed. All 2020 and 2021 transactions were paid in full.

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

12. Grant income

In 2020, the Company received $35,000 in grants as a result of the COVID-19 pandemic including $10,000 as an SBA Economic Injury Disaster Loan (EIDL) grant, $5,000 from Michigan's Small Business Restart grant, and $20,000 from Wayne County's Back to Work grant, all of which were used to cover applicable expenses such as payroll costs and utilities.

In 2021, the Company received $30,000 in grants as a result of the COVID-19 pandemic including $15,000 from the Quicken Loan grant program and $15,000 from the Michigan Municipal League Foundation (MMLF) grant program.

13. PPP and EIDL loans

On April 8, 2020 the Company was granted a loan (the "PPP Loan") from United Community Bank in the aggregate amount of $148,700, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. On January 23, 2021 the Company was granted a loan (the "PPP Loan") from United Community Bank in the aggregate amount of $406,300, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Company used the entire Loan amounts for qualifying expenses as described in the CARES Act and the full Loan amount was forgiven on November 24, 2020 and December 22, 2021 respectively. Accordingly, the Company recognized $148,700 and $406,300 in principal debt forgiveness in Other Income for the year ending on December 31, 2020 and December 31, 2021, respectively.

On May 26, 2020 the Company received $150,000 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carries an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $731.00 monthly beginning November 26, 2022 and matures 30 years from May 26, 2020.

On December 17, 2021 the Company increased its Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA") to $500,000. The loan maintained an annual interest rate of 3.75% per annum and installment payments, including principal and interest, increased to $2,518 beginning November 26, 2022 with the same maturity date.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

5 Mile Brewing Company LLC
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020

14. Subsequent events

At the beginning of 2022, the partner's noncurrent debt found on the balance sheet as of December 31, 2021 was converted to equity. Paul Hoskin (Co-founder) provided an additional loan of $731,535 in 2022, the only partner-related noncurrent debt currently on the balance sheet.

On March 4, 2022, a member sold 200 Company Units, or 20% of the Company Interests, to Paul Hoskin and retained 10 Company Units, or 1% of the Company Interests.

On May 11, 2022 the Company increased its Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA") to $1,275,100. The loan maintained an annual interest rate of 3.75% per annum and installment payments, including principal and interest, increased to $6,202 beginning November 26, 2022 with the same maturity date.

The Company leased 855 square feet of coffee shop space located in Detroit, Michigan beginning on March 1, 2022. The lease is for a term of three years ending January 31, 2025. Annual payments for base rent under the lease are as follows:

2022	$	17,955
2023		17,955
2024		17,955
2025		1,496
Total	$	55,361

Management evaluated all activity of the Company through November 22, 2022 (the issuance date of the consolidated financial statements) and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the related notes to the consolidated financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.